UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

OTHER INFORMATION

Graphex Group Limited (OTC Expert Market) | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares (“ADSs”) that are traded on the OTC Expert Market. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we provided the announcement (the “Announcement”), that is provided as Exhibit 99.1 to this Report.

The Company has determined to terminate the ADSs program and has provided a notice to The Bank of New York Mellon, the depositary of the ADSs (the “Depositary”) to initiate the termination of the deposit agreement between the Company and the Depositary (the “Deposit Agreement”). Under the Deposit Agreement, the Depositary has disseminated a notice of termination to the owners of all ADSs then outstanding setting a date for termination (the “Termination Date”), which shall be at least 90 days after the date of that notice, and the Deposit Agreement shall terminate on that Termination Date. The notice of termination was disseminated by the Depositary to the owners of all ADSs on 16 April 2026 and the Termination Date will be 14 July 2026. A copy of this notice is provided as Exhibit 99.2 to this Report (the “BNY Notice”).

Under the terms of the Deposit Agreement, a holder of ADSs has until at least July 17, 2026, to surrender their ADSs for delivery of the underlying ordinary shares. If a holder surrenders their ADSs for delivery of the underlying ordinary, such holder must pay a cable fee of $17.50, a cancellation fee of up to $0.05 per ADSs surrendered and any applicable U.S. or local taxes or governmental charges. Subsequent to July 17, 2026, under the terms of the Deposit Agreement, the Depositary may attempt to sell the underlying shares. If the Depositary has sold such shares, a holder of ADSs must surrender their ADSs to obtain payment of the sale proceeds, net of the expenses of sale, any applicable U.S. or local taxes or government charges and a cancellation fee of up to $0.05 per ADSs.

The ordinary shares of the Company will continue to be traded on the HKSE.

The description above is not complete and is subject to the terms set forth on the Announcement and the BNY Notice, which are incorporated herein by reference (and the description herein are qualified in their entirety by reference to such document).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMITED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: April 17, 2026

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EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement Regarding Termination of American Depository Shares Programme and Related Matters dated 16 April 2026
99.2	Bank of New York Corporate Action Notice Termination Notice dated April 16, 2026

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